Exhibit 99.1

Press release

WiLAN Subsidiary Enters License with Bluegrass Cellular

OTTAWA, Canada – June 3, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that a WiLAN subsidiary has entered into a license with U.S.-based wireless carrier, Bluegrass Cellular. The license, which is a multi-year running royalty agreement, applies to the management of wireless cellular phone services, including current generation LTE networks. The terms of the agreement are confidential.

“This license agreement is another important step in our new network management licensing program,” said Jim Skippen, President & CEO. “Network operator licensees are recognizing the value of our technology and we are pleased with the progress this program is making. This agreement was achieved without litigation and that is always our preference.”

The licensed patents relate to fault management and lawful intercept aspects of network management technologies. The patents are a subset of the global portfolio of patents and applications that WiLAN acquired from Siemens AG related to telecommunication network management and mobile multimedia in July 2012.

The licensed fault management technology helps network operators provide reliable network connectivity to customers. This provides significant benefits to network operators including increased subscriber attraction and retention and service level commitments. The licensed technology is fundamental to efficient network operations around the world.

The licensed lawful intercept technology helps network operators meet legal obligations in a streamlined and efficient manner. By reducing the overhead associated with meeting these obligations, the licensed technology helps operators provide a necessary service with minimal impact on operations and bottom line financial performance.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “helps network operators”, “meet legal obligations”, “helps operators” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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